Exhibit 99.1

trivago N.V.’s Fourth Quarter and Full Year 2016 Earnings Release Scheduled for February 24, 2017

DÜSSELDORF, GERMANY – February 2, 2017 – trivago N.V. (NASDAQ: TRVG) announced today that it will release its financial results for the fourth quarter and full year for the period ended December 31, 2016 on February 24, 2017. On the same day, trivago N.V.’s management will conduct a webcast beginning at 2:00 PM CET / 8:00 AM ET. These items will be available in the Investor Relations section of the company’s website at http://ir.trivago.com. A replay of the call is expected to be available for at least three months.

In addition, Expedia, Inc., trivago N.V.’s majority shareholder, will release its financial results and conduct a webcast on February 9, 2017 beginning at 1:30 PM PT / 4:30 PM ET. The webcast will be available in the Investor Relations section of Expedia’s corporate website at http://ir.expediainc.com.

About trivago

Founded in 2005 and headquartered in Düsseldorf, Germany, trivago (NASDAQ: TRVG) is a global hotel search platform focused on reshaping the way travelers search for and compare hotels. trivago’s mission is to “be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” As of December 31, 2016, trivago’s global hotel search platform offered access to approximately 1.3 million hotels in over 190 countries. trivago’s platform can be accessed globally via 55 localized websites and apps in 33 languages.

Corporate Communications Contact:

trivago

Sydney Burdick

corporate.communication@trivago.com